December 11, 2007

VIA EDGAR

Mr. Jeffrey Gordon
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:           ICON Leasing Fund Twelve, LLC (SEC File No. 333-138661) (the “Registrant”)

Dear Mr. Gordon:

The Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ICON Leasing Fund Twelve, LLC

By:            ICON Capital Corp., its Manager

By:       /s/ Michael A. Reisner
Michael A. Reisner
Chief Financial Officer